Mail Stop 3561

December 14, 2006

Mr. Christopher D. Morris
  Chief Financial Officer
CEC ENTERTAINMENT, INC.
4441 West Airport Freeway
Irving, Texas 75062

> **Re: CEC Entertainment, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 14, 2006**
> **File No. 1-13687**

Dear Mr. Morris:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.02 disclosures of the Form 8-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter, along with filing the amendment to the Item 4.02 Form 8-K within this same five business day period. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K

1.   Please expand your disclosure to state the date of the conclusion regarding the non-reliance on your historical financial statements. In addition, clarify to disclose which 'certain' prior period financial statements will be restated to correct the accounting errors related to stock-based compensation. See Item 4.02(a)(1) of the Form 8-K.

2.   Please expand to provide a statement of whether the audit committee, or the board of directors in absence of an audit committee, discussed the matters disclosed herein with your independent registered public accounting firm. See Item 4.02(a)(3) of the Form 8-K.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

<u>Closing</u>

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or the undersigned below at (202) 551-3211 if you have questions regarding the above matters.

Sincerely,

David R. Humphrey
Branch Chief